Exhibit 22
LIST OF ISSUER AND GUARANTOR SUBSIDIARIES

The following subsidiaries of CDW Corporation serve as an issuer or guarantor, as applicable, for each outstanding series of senior notes:

Subsidiary	Jurisdiction of Organization	Type of Obligor
CDW LLC	Illinois	Issuer
CDW Finance Corporation	Delaware	Issuer
CDW Corporation	Delaware	Guarantor